Exhibit 99.1

Alcobra Reports on Productive FDA Meeting for New Lead Product Candidate for ADHD

•	Pre-IND meeting held on Alcobra’s proprietary Abuse-Deterrent, Amphetamine Immediate Release (ADAIR) product candidate.
•	Meeting defined a 505(b)(2) development path, to be funded with existing cash balance, and targeting a 2H 2018 NDA submission
•	Investor call to be held on February 7, 2017 at 8:30 AM EST

TEL AVIV, Israel, February 6, 2017 -- Alcobra Ltd. (Nasdaq: ADHD) announced today that it has reached a regulatory milestone in the development of ADAIR (Abuse-Deterrent, Amphetamine Immediate-Release), a novel product candidate for the treatment of attention deficit hyperactivity disorder (ADHD). Alcobra has been working on this proprietary product and its unique formulation with Capsugel, a global leader in delivering high-quality, innovative dosage forms and solutions. Alcobra recently held a pre-IND meeting with the U.S. Food and Drug Administration (FDA) to discuss the details of the proposed 505(b)(2) development program. The FDA provided guidance on the necessary steps towards an NDA, which is expected to be submitted before the end of 2018. Alcobra expects its existing financial resources to support the development program of ADAIR to NDA filing. There are currently no such FDA-approved abuse-deterrent stimulants.

“For more than a year, we have collaborated with Capsugel to leverage our combined expertise towards the development of a novel treatment option for ADHD. We believe this proprietary, investigational product, if approved, has the potential to be the first abuse-deterrent, immediate-release stimulant, offering additional protection and peace of mind for patients, parents and physicians,” said Dr. Yaron Daniely, President & CEO of Alcobra. “Our work on ADAIR recently culminated in a productive pre-IND meeting with the FDA, which confirmed a potentially rapid development path towards a 2018 NDA submission for ADHD.”

In 2015, nearly 25 million prescriptions were filled in the U.S. for immediate-release (IR) stimulants, which represent the fastest growing class of ADHD drugs in both the pediatric and adult ADHD segments. While effective in the treatment of ADHD, CNS stimulants have been shown to have high potential for abuse and addiction and are scheduled as Class II controlled substances by the U.S. Drug Enforcement Agency (DEA) and other similar agencies outside the U.S. The risks of stimulants are not limited to those who are prescribed the medications. Published studies report that between 25-60% of teenagers and college students with ADHD report being approached to give away or sell their ADHD stimulants. Other published studies report that 40% or more of the people who misuse stimulants, particularly immediate release stimulants, do so by snorting or injecting them.

Alcobra will hold an investor conference call and webcast on Tuesday, February 7, 2017 at 8:30 AM EST. Members of Alcobra’s senior management team, including Dr. Daniely, Dr. Tomer Berkovitz, CFO & Chief Operating Officer, and Mr. David Baker, Chief Commercial Officer, will provide additional insights into plans for the development and market opportunity of ADAIR. Details are provided below.

Conference Call & Webcast

Tuesday, February 7, 2017 @ 8:30 AM Eastern Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	63955279
Webcast:	http://edge.media-server.com/m/p/p33hr67d

Replays available through March 1, 2017
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	63955279

About ADAIR
Alcobra’s Abuse-Deterrent Amphetamine Immediate-Release (ADAIR) product candidate is a proprietary, abuse-deterrent oral formulation of immediate-release (short-acting) dextroamphetamine that is currently under development for the treatment of ADHD. ADAIR is being specifically designed to limit abuse by snorting or injecting. The U.S. Department of Health and Human Services reports that nearly two million people misuse or abuse prescription stimulants annually with studies reporting that 40 percent or more do so by snorting or injecting these products. The ADAIR formulation was developed in close collaboration with Capsugel, a global leader in delivering high-quality, innovative dosage forms and solutions.

About Alcobra
Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of medications to treat CNS and cognitive disorders. For more information, please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward-looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the timing of filing an NDA for ADAIR, if filed at all, the proposed development path to approve ADAIR, the sufficiency of Alcobra’s financial resources for its future plans and the potential benefits of ADAIR. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

Alcobra Investor Relations

Debbie Kaye

US: 212-3908964, Intl: +972-3-7299871

IR@alcobra-pharma.com

Media Inquiries:

Sam Brown, Inc.

Mike Beyer

312-961-2502

mikebeyer@sambrown.com